SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No._____)*

                             CENTRAL NEWSPAPERS, INC
                                (Name of Issuer)

                     Class A Common Stock, without par value
                         (Title of Class of Securities)

                                    154647101
                                 (CUSIP Number)


                                                       Copy to:
     Frank E. Russell, Trustee                 Steven W. Thornton, Esq.
Nina Mason Pulliam Charitable Trust               Barnes & Thornburg
  135 N. Pennsylvania, Suite 1200                11 S. Meridian Street
    Indianapolis, Indiana 46204               Indianapolis, Indiana 46204
           (317) 231-9200                           (317) 236-1313
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 19, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 154647101                                          Page  2  of 5 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                Nina Mason Pulliam Charitable Trust
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                35-6644088
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS            N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana
--------------------------------------------------------------------------------
                    7          SOLE VOTING POWER                     5,446,580++
       NUMBER OF   -------------------------------------------------------------
        SHARES      8          SHARED VOTING POWER                   0
     BENEFICIALLY  -------------------------------------------------------------
       OWNED BY     9          SOLE DISPOSITIVE POWER                5,446,580
         EACH      -------------------------------------------------------------
       REPORTING   10          SHARED DISPOSITIVE POWER              0
        PERSON     -------------------------------------------------------------
         WITH
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,446,580
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                              |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             24.8%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             OO
--------------------------------------------------------------------------------

++ Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

* Pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, 21,989,891 shares of Class A Common Stock were outstanding as of October 31, 1997.

ITEM 1.           SECURITY AND ISSUER.

         Title of Security:         Class A Common Stock, no par value

         Issuer:                    Central Newspapers, Inc.
                                    135 North Pennsylvania Street, Suite 1200
                                    Indianapolis, Indiana 46204


ITEM 2.        IDENTITY AND BACKGROUND.

         (a)      Nina Mason Pulliam Charitable Trust
         (b)      135 North Pennsylvania Street, Suite 1200
                  Indianapolis, Indiana 46204
         (c)      N/A
         (d)      No
         (e)      No
         (f)      Indiana


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 5,073,600 shares of Class A Common Stock, no par value, of Central Newspapers, Inc. ("Class A Common Stock") and the 3,732,500 shares of Class B Common Stock of Central Newspapers, Inc., no par value ("Class B Common Stock") (collectively, the "Shares"), were held by Naomi Mason Pulliam, also known as Nina Mason Pulliam, during her lifetime. Upon the death of Nina Mason Pulliam, in accordance with her Last Will and Testament, the Shares were transferred from her estate to the Nina Mason Pulliam Revocable Trust and then, pursuant to the terms of the Nina Mason Pulliam Revocable Trust, the Shares were transferred to the Nina Mason Pulliam Charitable Trust, all without the payment of any consideration.

ITEM 4.           PURPOSE OF TRANSACTION.

         (a)-(j)  The Shares are held for investment purposes.

         Pursuant to the Articles of Incorporation of Central Newspapers, Inc., each share of Class B Common Stock may be converted into 1/10th of a share of Class A Common Stock. Therefore, the 3,732,500 shares of Class B Common Stock owned by the Nina Mason Pulliam Charitable Trust may be converted into 373,250 shares of Class A Common Stock.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Nina Mason Pulliam Charitable Trust beneficially owns 5,446,850 shares (24.8%) of Class A Common Stock, as to which Frank E. Russell disclaims beneficial ownership, including (i) 5,073,600 shares (23.1%) of Class A Common Stock which are owned directly by the Nina Mason Pulliam Charitable Trust and
                  (ii) 3,732,500 shares of Class B Common Stock which may be converted into 373,250 shares (1.70%) of Class A Common Stock.

         (b)      Sole Voting Power:                 5,446,850*
                  Shared Voting Power:                        0
                  Sole Dispositive Power:            5,446,850
                  Shared Dispositive Power:                   0

          * Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

         (c) Pursuant to the terms of the Nina Mason Pulliam Revocable Trust, on December 19, 1997, the Nina Mason Pulliam Charitable Trust acquired the Shares from the Nina Mason Pulliam Revocable Trust.

         (d) Frank E. Russell, as Trustee of the Nina Mason Pulliam Charitable Trust, has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Frank E. Russell does not have the right to receive dividends from the Shares.

         (e)      N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       February 5, 1998                /s/ Frank E. Russell
-------------------------------       ------------------------------------------
              Date                    Frank E. Russell, as Trustee of the Nina
                                         Mason Pulliam Charitable Trust